UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________

Form 6-K
____________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 10, 2016

Commission File Number: 333-177693

Reynolds Group Holdings Limited
(Translation of registrant's name into English)

Reynolds Group Holdings Limited
Level Nine
148 Quay Street
Auckland 1010 New Zealand
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Reynolds Group Holdings Limited wishes to furnish the information in Exhibits 1 and 2 for the benefit of its investors. Unless otherwise indicated by context in this report, the terms the “Company,” “we,” “us” and “our” refer to Reynolds Group Holdings Limited and its subsidiaries.

Reynolds Group Holdings Limited (“Reynolds Group”) has furnished the following information to holders of its debt securities:
Entry into Material Definitive Agreement
On November 8, 2016, Pactiv LLC (“Pactiv”) a subsidiary of Reynolds Group entered into a settlement agreement (“Settlement Agreement”) by and among Pactiv, UCI Holdings Limited and certain subsidiaries (“UCI”), certain note holders of UCI and the official committee of unsecured creditors appointed in connection with the UCI’s voluntary petition for relief under Chapter 11 of title 11 of the United States Bankruptcy Code. On November 8, 2016, Pactiv also entered into an agreement by and among Pactiv, UCI and the Pension Benefit Guaranty Corporation relating to certain pension plans of UCI (the “PBGC Agreement”). The Settlement Agreement and the PBGC Agreement are subject to approval by the bankruptcy court pursuant to rule 9019 of the United States Bankruptcy Code.

Index to Exhibits

Exhibit No.     Description

1
Settlement Agreement dated as of November 8, 2016, by and among (i) UCI Holdings Limited and each of its direct and indirect subsidiaries and each of their respective estates; (ii) Rank Group Limited and certain of its affiliates (including Pactiv LLC) and (iii) the Official Committee of Unsecured Creditors appointed in the Cases (as defined in the Settlement Agreement); and (iv) the Noteholders (as defined in the Settlement Agreement).

2
Agreement dated as of November 8, 2016, by and among (i) UCI Holdings Limited and each of its direct and indirect subsidiaries, (ii) Pactiv LLC and (iii) the Pension Benefit Guaranty Corporation, a United States government corporation and agency.

[Signature page follows]

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Reynolds Group Holdings Limited
(Registrant)

/s/ Joseph E. Doyle
Joseph E. Doyle
Group Legal Counsel
November 10, 2016